UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

PositiveID Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

73740J 100
(CUSIP Number)

February 16, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   ☐       Rule 13d-1(b)
   ☒      Rule 13d-1(c)
   ☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAMES OF REPORTING PERSONS

Optimus CG II, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	(5) SOLE VOTING POWER

SHARES	2,144,786 (See Item 4)

BENEFICIALLY	(6) SHARED VOTING POWER

OWNED BY	0

EACH	(7) SOLE DISPOSITIVE POWER

REPORTING	2,144,786 (See Item 4)

PERSON	(8) SHARED DISPOSITIVE POWER

WITH:	0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,144,786 (See Item 4)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	9.9%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

(1)	NAMES OF REPORTING PERSONS

Optimus Capital Partners LLC, dba
Optimus Technology Capital Partners LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 27-0492860
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	(5) SOLE VOTING POWER
2,144,786 (See Item 4)
SHARES

BENEFICIALLY	(6) SHARED VOTING POWER

OWNED BY	0

EACH	(7) SOLE DISPOSITIVE POWER

REPORTING	2,144,786 (See Item 4)

PERSON	(8) SHARED DISPOSITIVE POWER

WITH:	0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,144,786 (See Item 4)

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	9.9%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	HC

Item 1(a).	Name of Issuer:

PositiveID Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445

Item 2(a).	Name of Person Filing:

Optimus CG II, Ltd. (“Optimus CG”)
Optimus Capital Partners LLC, dba Optimus Technology Capital Partners LLC (“Optimus CP”)

Item 2(b).	Address of Principal Office or, if none, Residence:

The address of the principal office of Optimus CG is:

Cricket Square, Hutchins Drive
Grand Cayman KY1-1111
Cayman Islands

The address of the principal office of Optimus CP is:

11150 Santa Monica Boulevard, Suite 1500
Los Angeles, California 90025

Item 2(c).	Citizenship or Place of Organization:

Optimus CG is a Cayman Island exempted company.
Optimus CP is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:
92342V-10-5

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☒	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned: See item 9 of cover pages

(b)	Percent of class: See item 11 of cover pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

See Items 5-8 of cover pages

The number of shares reported herein includes 2,144,786 shares of common stock issuable upon conversion of 296 shares of Series A Preferred Stock owned by Optimus CP, which shares are convertible within 60 days at the issuer’s option upon payment of an early conversion premium.  Optimus CP also owns 166 shares of Series A Preferred Stock that are not convertible within 60 days.

For purposes of calculating the percent of class, the reporting persons have assumed that 296 shares of Series A Preferred Stock have converted to common stock and there is a total of 21,664,503 shares of common stock outstanding, such that 2,144,786 shares of common stock represents 9.9% of the class.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Optimus CP is the sole stockholder of Optimus CG.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

OPTIMUS CG II, LTD.

By:	/s/ Terry Peizer
Name: Terry Peizer
Title: Managing Director of the sole stockholder

OPTIMUS CAPITAL PARTNERS, LLC

By:	/s/ Terry Peizer
Name: Terry Peizer
Title: Managing Director

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Agreement among Optimus CG and Optimus CP as to joint filing of Schedule 13G

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of September 29, 2009, is by and among Optimus CG II, Ltd., and Optimus Capital Partners LLC, dba Optimus Technology Capital Partners LLC (collectively, the "Filers").

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock of PositiveID Corporation beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

OPTIMUS CG II, LTD.

By:	/s/ Terry Peizer
Name: Terry Peizer
Title: Managing Director of the Sole Stockholder

OPTIMUS CAPITAL PARTNERS, LLC

By:	/s/ Terry Peizer
Name: Terry Peizer
Title: Managing Director